SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25


                           NOTIFICATION OF LATE FILING


                           SEC File Number: 001-10560
                             CUSIP Number: 08160H101


(Check One):    [ ] Form 10-K      [X] Form 11-K     [ ] Form 20-F

                [ ] Form 10-Q      [ ] Form N-SAR

      For Period Ended: DECEMBER 31, 1998


      [ ] Transition Report on Form 10-K
      [ ] Transition Report on Form 20-F
      [ ] Transition Report on Form 11-K
      [ ] Transition Report on Form 10-Q
      [ ] Transition Report on Form N-SAR

      For the Transition Period Ended: ____________________________________

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________________


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PART I - REGISTRANT INFORMATION

Full Name of Registrant

      BENCHMARK ELECTRONICS, INC.

Former Name if Applicable

Address of Principal Executive Office  (STREET AND NUMBER)

      3000 TECHNOLOGY DRIVE

City, State and Zip Code

      ANGLETON, TEXAS 77515

PART II - RULE 12B-25 (B) AND (C)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X]    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]    (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X]    (c) The accountant's statement or other exhibit required by Rule
           12b-25(c) has been attached if applicable.

PART III - NARRATIVE

The registrant's report on Form 11-K for the year ended December 31, 1998, cannot be filed within the prescribed period without unreasonable effort or expense.

PART IV. OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification:


                                Gayla J. Delly
                                (409) 849-6550


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      (2) Have all other periodic reports under Section 13 or 15(d) of the
Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                [X] Yes   [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                [ ] Yes   [X] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

BENCHMARK ELECTRONICS, INC.

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: June 30, 1999                             By:   /s/ GAYLA J. DELLY
                                                Name:     Gayla J. Delly
                                                Title:    Treasurer


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